Exhibit 4.5
SKECHERS U.S.A., INC.
AMENDMENT NO. 2
TO
AMENDED AND RESTATED
1998 STOCK OPTION, DEFERRED STOCK
AND
RESTRICTED STOCK PLAN
Approved on May 30, 2003
The following constitutes the amended provision of the Amended and Restated 1998 Stock Option, Deferred Stock and Restricted Stock Plan (the “Plan”) of Skechers U.S.A., Inc. (the “Company”). Pursuant to a unanimous written consent of the Board of Directors dated April 1, 2003, and the approval of the Stockholders obtained at the annual meeting of the Company’s Stockholders held on May 30, 2003, the following amendment to the Plan was approved:
1. Section 3(a) of the Plan shall be deleted in its entirety and replaced with the following:
     (a) The total number of shares of Stock reserved and available for issuance under the Plan shall be Eleven Million Two Hundred Fifteen Thousand One Hundred Fifty Four (11,215,154) shares.
     IN WITNESS WHEREOF, pursuant to the due authorization and adoption of this amendment to the Plan by the Board of Directors and Stockholders on the day and year first above written, the Company has caused this amendment to the Plan to be duly executed by its duly authorized officer.

SKECHERS U.S.A., INC.,
a Delaware corporation

By:	/s/ David Weinberg

	Name:	David Weinberg
	Title:	Executive Vice President and
Chief Financial Officer